SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

mschmidtberger@sidley.com (212) 839-5458	FOUNDED 1866

January 17, 2007

Karen J. Garnett (Mail Stop 4561)

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PowerShares DB US Dollar Index Trust
DB US Dollar Index Master Trust
Amendment No. 1 to Registration Statement on
Form S-1 filed October 16, 2006, Registration No. 333-136574

Dear Ms. Garnett:

Thank you for your comment letter of November 9, 2006 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement (the “Registration Statement”) for PowerShares DB US Dollar Index Trust (the “Trust”) and DB US Dollar Index Master Trust (the “Master Trust”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

General

1.	We have reviewed your response to prior comment 1 where we asked why the Bullish Fund and Bearish Fund should not be treated as separate issuers as such term is defined by Section 2(a)(4) of the Securities Act of 1933. We further note that the Officers’ Certificate that is attached to the Form of Participant Agreement filed as Exhibit 4.3 to the registration statement states that the Managing Owner will develop and maintain separate internal controls and disclosure controls and procedures for both the Bullish and Bearish Fund. The existence of separate controls and procedures for each fund seems to further suggest that they will operate as separate issuers. Please further advise us as to why you believe this fact does not indicate that the separate series should be treated as separate issuers. In addition, please tell us who will sign certifications filed with the Trust’s periodic reports and whether there will be separate certifications for each fund.

January 17, 2007

Response:

The following response was previously discussed with, and was set forth, in its entirety, in our letter addressed to Michael McTiernan, Esq., dated December 14, 2006, in connection with the filing of Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 for PowerShares DB Multi-Sector Commodity Trust and DB Multi-Sector Commodity Master Trust (the “Multi-Sector Filing”).

We understand this comment to refer to clause (w) of the referenced Officers’ Certificate. We respectfully disagree with your construction of the language of clause (w). Clause (w) does not state that the Managing Owner will develop and maintain separate disclosure controls and procedures for the Bullish Fund and the Bearish Fund. It simply provides that the Managing Owner will establish a single set of disclosure controls and procedures, and will do so on behalf of each of the Bullish Fund and the Bearish Fund so that material information relating to each of the Bullish Fund and the Bearish Fund will be made known to the Managing Owner and disclosed in accordance with applicable rules, regulations and interpretations.

We further respectfully disagree that the Officers’ Certificate “suggests” either separate operations or, as your comment implies, separate juridical existence of the funds. The distinct administration of the two funds is no more suggestive of separate operations or existence than the separate administration of debt securities issuable in series under a single trust indenture, a circumstance explicitly contemplated by Section 310(b) of the Trust Indenture Act of 1939, as amended in 1990 at the Commission’s recommendation. Similarly, the distinct administration of the two funds is no more suggestive of separate operations or existence than the separate administration of two mutual funds under the same charter, a circumstance explicitly contemplated by Section 18(f)(2) of the Investment Company Act, Rule 18f-2 thereunder and Form N-1A.

In order for the Trust to avail itself of the limitation on inter-series liability set forth in Section 3804 of the Delaware Statutory Trust Act, 12 Del. C. § 3801 et. seq., each of the Bullish Fund and the Bearish Fund must maintain separate and distinct records and the assets associated with each of them must be held in such separate and distinct records and accounted for in such separate and distinct records separately from the other assets of the statutory trust or any other series thereof. The same is true of mutual funds organized under the same statute or comparable statutes in other jurisdictions. The use of the phrase “on behalf of each Fund” and similar language in clause (w) is merely intended to acknowledge the separateness of the assets and liabilities and books and records to which such disclosure controls and procedures are to be applied. Notwithstanding the foregoing, to assuage your concern that the use of this language might suggest that the Bullish Fund and the Bearish Fund will operate as separate issuers, we have revised Clause (w) to refer to “the Trust” rather than “each Fund” in each instance.

January 17, 2007

For the reasons set forth in our letter to you of October 16, we respectfully submit once again that a series of a Delaware statutory trust is not a “person” or an “issuer” within the meaning of the Securities Act. The term “issuer” is defined in Section 2(a)(4) of the Securities Act. Under Section 2(a)(4), it is essential that an “issuer” be a “person,” a term defined in Section 2(a)(2). There are no relevant exceptions to this proposition. A separate series of a Delaware statutory trust is a segregated pool of assets of the statutory trust and not a separately cognizable legal entity with a separately cognizable legal personality or juridical existence: a series cannot issue securities, cannot sue or be sued, cannot own property, cannot contract and cannot take any other action independently of the Delaware statutory trust of which it is a part. We respectfully submit that such a segregated pool of assets does not fit within Section 2(a)(2). The Trust of which each of the Bullish Fund and the Bearish Fund is a part, however, clearly is a “person” within Section 2(a)(2), because the interests of its beneficiaries are evidenced by a “security” within the meaning of Section 2(a)(1).

We also wish to point out that the addition of the series as parties to the registration statement would result in no additional investor protection. No further disclosure would be required if the series became parties to the registration statement. As the series lack juridical personality distinct from the Trust, they also lack the capacity to be sued under Delaware law. Consequently, a series could not be made a defendant in any suit brought under the federal securities laws. If the series became parties to the registration statement, the persons signing the registration statement on their behalf and pursuant to the additional prescriptions of Section 6(a) of the Securities Act (and thus becoming persons described in Section 11(a) of the statute) would be the same persons who already have executed the registration statement on behalf of the appropriate party to the registration statement, the Trust. As a result, the addition of the series would result in no benefit to investors.

We are unable to discern any characteristic of the Trust, the Bullish Fund or the Bearish Fund that reasonably could support distinguishing this registration statement from the registration statements of the numerous multi-series commodity pools that have been permitted to register on a single registration statement in the past. See, for example, Quadriga Superfund, L.P. (SEC Registration No. 333-136804), World Monitor Trust III (SEC Registration No. 333-119612), and The Frontier Fund (SEC Registration No. 333-129701). We respectfully submit once again that registration under the Securities Act of each series of a single issuer organized in multiple series on a single registration statement is contemplated with specificity by the federal securities laws, including Section 18(f)(2) of the Investment Company Act, Rule 18f-2 thereunder and Form N-1A (the form on which mutual funds and most ETFs register their shares under the Securities Act). We respectfully submit once again that, for purposes of this analysis, the Trust is structurally analogous to, and not distinguishable in any relevant respect from, ETFs and ETF families that routinely are formed as Delaware statutory trusts organized in series

January 17, 2007

and that register their shares on a single registration statement on Form N-1A, a form published by the Division of Corporation Finance. Examples of mutual fund and ETF families organized in this manner are so numerous that citation to any particular organization is not necessary. The status of an issuer as an “investment company” within the meaning of the Investment Company Act or otherwise has no relevance to the question of whether or not a multi-series entity constitutes a single issuer or multiple issuers for purposes of Section 2(a)(4) of the Securities Act.

The certifications to be filed with the Trust’s periodic reports for each of the Bullish Fund and the Bearish Fund will be signed by the Chief Executive Officer and the Principal Financial Officer of the Managing Owner. These officers have signed the certifications required to be filed with the periodic reports of the public commodity pools sponsored by the Managing Owner whose shares currently are being offered pursuant to effective registration statements. See PowerShares DB Commodity Index Tracking Fund (SEC Registration No. 333-125325) and PowerShares DB G10 Currency Harvest Fund (SEC Registration No. 333-132484). We respectfully submit that this is consistent with applicable rules, regulations and interpretations and with the practices of comparable registrants. See, e.g., United States Oil Fund, LP (SEC Registration No. 333-124950), iShares GSCI Commodity-Indexed Trust (SEC Registration No. 333-126810), iShares Comex Gold Trust (SEC Registration No. 333-112589), streetTRACKS Gold Trust (SEC Registration No. 333-105202), iShares Silver Trust (SEC Registration No. 333-125920), CurrencyShares Euro Trust (SEC Registration No. 333-125581), CurrencyShares Swiss Franc Trust (SEC Registration No. 333-132364), CurrencyShares Swedish Krona Trust (SEC Registration No. 333-132366), CurrencyShares Mexican Peso Trust (SEC Registration No. 333-132367), CurrencyShares Canadian Dollar Trust (SEC Registration No. 333-132363), CurrencyShares British Pound Sterling Trust (SEC Registration No. 333-132361), CurrencyShares Australian Dollar Trust (SEC Registration No. 333-132362), Quadriga Superfund, L.P. (SEC Registration No. 333-136804), World Monitor Trust III (SEC Registration No. 333-119612), The Frontier Fund (SEC Registration No. 333-129701).

We are aware of the no-action relief obtained in respect of many of the foregoing registrants and other registrants relating to Rules 13a-14(a), 15d-14(a) and Item 601(b)(31) of Regulation S-K, including most recently by Foley & Lardner LLP on behalf of six funds under the CurrencyShares brand in September, 2006. We have advised the Managing Owner that it is not necessary in connection with the periodic reports of the Trust, the Bullish Fund and the Bearish Fund, as well as the periodic reports of the public commodity pools sponsored by the Managing Owner whose shares currently are being offered pursuant to effective registration statements, for the Managing Owner to seek any similar relief as the views of the staff in this regard are clear from published releases and no-action letters.

January 17, 2007

Cover Page

2.	We have reviewed your response to prior comment 4, and we re-issue the comment. The amount of information included on the cover page exceeds what is required by Item 501 of Regulation S-K and what is key to an investment decision. Please revise to substantially reduce the amount of information on the cover page.

Response:

We have revised the cover page in response to the foregoing comment. More specifically, the cover page has been revised in the same manner as the cover page for the Multi-Sector Filing referenced above.

Breakeven Table, page 15

3.	We note the 12-month breakeven percentage figure which currently reads 0.00%, It appears that, when adding the interest income, the figure should read (4.46)%. Please revise or advise.

Response:

Please note that the “Breakeven Table” was revised to conform the Registration Statement to reflect the Fund’s breakeven percentage of 0.00% at the end of the first twelve months of an investment pursuant to a comment that we received from the National Futures Association. The NFA comment letter from Ms. Kristen Harkins dated October 11, 2006 suggested that “. . . the break even percentage [should] not [be] reflected as a negative percentage. A footnote may disclose that interest income is anticipated to meet and potentially exceed participant fund expenses.” Although the NFA’s comment letter was issued with respect to PowerShares DB Multi-Sector Commodity Trust and the DB Multi-Sector Commodity Master Trust (Registration Nos. 333-136574 and 333-136574-01, respectively), the Registration Statement has been revised accordingly in order to ensure consistency and conformity.

To avoid any potential confusion caused by the NFA’s interpretation of the rules governing the presentation of the breakeven data, we have included the following footnote 8 on page 15:

“Because it is expected that interest income will exceed the fees and costs incurred by each Fund and Master Fund at the end of the first twelve months of an investment, the percentage of profit required for each Fund to breakeven at the end of the first twelve months of an investment, by definition, is expected to be 0.00%.”

January 17, 2007

Risk Factors

4.	Please include a risk factor that discusses the unusually long peak-to-valley drawdown periods that the Long Index and Short Index historically have experienced. In addition, please disclose that the largest peak-to-valley drawdowns for each occurred, in part, contemporaneously.

Response:

We have added a new risk factor (13) in response to the foregoing comment. See page 21.

Historical Closing Levels, page 36

5.	We note disclosure on page 37 indicating that each index was established in August 2006. Please revise the disclosure in the second and third paragraphs under this heading to remove the reference to “inception” of each index in 1986. Please make conforming changes throughout the prospectus.

Response:

We have made conforming changes in response to the foregoing comment. Additionally, footnote 5 on pages 42 and 51 have been conformed accordingly.

6.	We refer to your disclosure on page 5 that the lowest closing value for the Long Index was 59.41 on December 30, 2004. We further note your disclosure on page 36 that the end of the worst peak-to-valley drawdown for the Long Index was December 2004. It is not clear how the drawdown could have ended in December 2004 if the Long Index was at its all-time low. In fact, it would appear from your chart on page 37 that the draw-down is ongoing. Please revise or advise.

Response:

We respectfully submit that the above perceived inconsistencies either have been addressed as follows or do not exist.

We have revised and clarified the language that you reference on page 5. Please note that the closing levels of “59.41” and “100.58” reflect the Long Index’s lowest and highest closing levels on a daily basis which occurred on December 30, 2004 and January 5, 1987, respectively. Please see pages 5 and 32.

January 17, 2007

Please note that the worst peak-to-valley drawdown of the Long Index was (40.29)% which occurred between the period December 1986 – December 2004. Under Rules 4.10 and 4.25 of the Part 4 Regulations of the Commodity Futures Trading Commission under the Commodity Exchange Act (the “Part 4 Rules”), the (40.29)% drawdown amount was obtained by calculating the difference between the peak and valley closing levels as of each month-end and dividing such difference by the peak closing level as of the month-end of such peak month. For purposes of calculating the worst peak-to-valley drawdown of the Long Index, the peak closing level was 100.00 which occurred on December 31, 1986 and the valley closing level was 59.71 which occurred on December 31, 2004. Pursuant to the Part 4 Rules, month-end closing values serve as the basis for comparison. Therefore, the worst peak-to-valley drawdown of the Long Index was calculated as follows:

(40.29)% = (59.71-100.00)/100.00.

Because a valley of 59.71 was reached on December 31, 2004 (and no subsequent closing level has been less than 59.71 as of each subsequent month-end), the worst peak-to-valley drawdown period has ended. (The Closing Levels Table reflects that the lowest closing levels of the Long Index were 60.01 and 62.54 in 2005 and 2006, respectively.) Therefore, as determined in accordance with the Part 4 Rules, we confirm that the drawdown period has ended for worst peak-to-valley drawdown purposes.

Exhibits

7.	Please be aware that the legal and tax opinions are limited to Pre-Effective Amendment No. 1 to the registration statement. Please file updated opinions with subsequent amendments.

Response:

We have filed updated opinions with Amendment No. 2.

Legal Opinion

8.	We refer to the second opinion on page 3 of the opinion from counsel. Please have counsel revise the last sentence to clarify the types of payments that Limited Owners are required to make pursuant to the Trust Agreements and advise us as to why this does not affect the non-assessable nature of the shares being registered.

Response:

As requested, a revised opinion referencing the applicable sections of the Amended and Restated Declaration of Trust and Trust Agreement for the Trust (the “Trust Agreement”)

January 17, 2007

and the Amended and Restated Declaration of Trust and Trust Agreement for the Master Trust (the “Master Trust Agreement”), and together with the Trust Agreement, the (“Trust Agreements”) has been provided with Amendment No. 2.

The Trust Agreements each provide that in certain instances holders of beneficial interests in the Trusts may be obligated to make payments to the Trusts in connection with actions by such holders unrelated to the business of the Trusts (see Sections 4.7(f) of the respective Trust Agreements) or taxes imposed on the beneficial interests by states or municipalities where such holders reside (see Section 6.2 of the Trust Agreement and Section 6.9 of the Master Trust Agreement). The possibility that such holders may have to make these payments is disclosed in the Registration Statement as part of Risk Factor No. 39 and under the heading “Possible Repayment of Distributions Received by Shareholders; Indemnification by Shareholders”. Counsel’s opinion has been revised to make it clearer that its nonassessability opinion is subject to these payments.

9.	Please provide a revised opinion that clarifies the references to Limited Owners and Limited Units. We note that the registration statement covers common units of beneficial ownership, so the references to limited units and limited owners in the opinion are not clear.

Response:

A revised opinion clarifying the definition of Limited Units has been provided with Amendment No. 2 (we note that though the opinion itself does not define “Limited Owners” that term is defined in the Trust Agreements and the opinion specifically states that terms not defined in the opinion are used as defined in the Trust Agreements).

10.	We note that counsel’s opinion states that the units will represent beneficial interests in the Trusts. Considering that the assets and liabilities of each fund will be segregated, please tell us the basis for counsel’s opinion that the units will represent an interest in the trusts rather than an interest in a fund.

Response:

A revised opinion clarifying this point has been provided with Amendment No. 2.

*    *    *

We are filing Pre-Effective Amendment No. 2 to the Registration Statement concurrently with the filing of this letter.

January 17, 2007

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458 or call my partner, Jim Munsell, at (212) 839-5609.

Very truly yours,

/s/ Michael J. Schmidtberger

Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich
Gregory Collett